SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5*

Crown Castle International Corp.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228227104
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 30

CUSIP No. 228227104
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 24,227,663(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 24,227,663(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,227,663(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 11.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 30

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 24,227,663(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 24,227,663(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,227,663(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 11.1%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 4 of 30

CUSIP No. 228227104
1	Name of Reporting Person: San Francisco Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,847,300(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,847,300(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,847,300(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.3%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 30

CUSIP No. 228227104
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,847,300(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,847,300(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,847,300(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.3%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 6 of 30

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 27,074,963(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 27,074,963(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,074,963(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 12.4%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 24,227,663 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 2,847,300 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 339,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 339,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 339,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

Page 8 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 400,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 400,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its two directors: William E. Oberndorf and Susan C. Oberndorf.

Page 9 of 30

CUSIP No. 228227104
1	Name of Reporting Person: The John and Irene Scully Trust, dated May 30, 1994
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,002,200(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,002,200(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,200(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 339,800 of such shares and directly with respect to 662,400 of such shares.

(2)   Power is exercised through its trustees, John H. Scully and Irene S. Scully.

Page 10 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,705,900(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,705,900(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,705,900(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: CO

(1)   Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 11 of 30

CUSIP No. 228227104
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,598,700(1)
	8	Shared Voting Power: 28,077,163(2)
	9	Sole Dispositive Power: 3,598,700(1)
	10	Shared Dispositive Power: 28,077,163(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,675,863(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 14.5%
14	Type of Reporting Person: IN

(1)   892,800 of such shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 2,705,900 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)   Of these, 27,074,963 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 339,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Cranberry Lake Partners, L.P., and 662,400 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994.

Page 12 of 30

CUSIP No. 228227104
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,425,000(1)
	8	Shared Voting Power: 27,624,963(2)
	9	Sole Dispositive Power: 1,425,000(1)
	10	Shared Dispositive Power: 27,624,963(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,049,963(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 13.3%
14	Type of Reporting Person: IN

(1)   1,025,000 of such shares are held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 350,000 of such shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 50,000 of such shares are owned by Mr. Oberndorf's minor children who share his household.

(2)   Of these shares, 27,074,963 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 400,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of the directors of Oberndorf Foundation, a family foundation, and 150,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for a trust for the benefit of himself and his wife, Susan C. Oberndorf.

Page 13 of 30

CUSIP No. 228227104
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 15,000
	8	Shared Voting Power: 27,074,963
	9	Sole Dispositive Power: 15,000
	10	Shared Dispositive Power: 27,074,963
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,089,963(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 12.4%
14	Type of Reporting Person: IN

(1)   27,074,963 of these shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp and 15,000 of these shares are owned by him directly.

Page 14 of 30

CUSIP No. 228227104
1	Name of Reporting Person: David M. Kashen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 11,200
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 11,200
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,200
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 15 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,500
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,500
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 16 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

(1)   Includes 20,000 shares beneficially owned solely in his capacity as the sole general partner of Cannonball Creek L.P., a family partnership, and 30,000 shares held in his individual retirement account.

Page 17 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Brian Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 14,900
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 14,900
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,900
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 18 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Vincent Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 11,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 11,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 19 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Betty Jane Weimer
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 18,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 18,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 20 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Michael B. Yuen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 65,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 65,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 21 of 30

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 350,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 350,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 22 of 30

            This Amendment No. 5 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on August 5, 2002, as amended on August 13, 2002, February 13, 2003, February 20, 2003 and March 5, 2003. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$109,392,422(2)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$10,913,822
SPO Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
CLP	Contributions from Partners	$4,450,959(3)
O Foundation	Contributions from Shareholders	$1,760,375
Scully Trust	Personal Funds(1)	$8,716,901(4)
PS Foundation	Contributions from Shareholders	$10,939,626
JHS	Personal Funds(1)	$4,290,276
WEO	Personal Funds(1)	$4,926,693
WJP	Personal Funds(1)	$58,140
DMK	Personal Funds(1)	$42,873
EHM	Personal Funds(1)	$30,105
KCM	Personal Funds(1)	$225,690
BS	Personal Funds(1)	$113,600
VS	Personal Funds(1)	$84,976
BJW	Personal Funds(1)	$60,300
MBY	Personal Funds(1)	$191,130
OFP	Contributions from Partners	$1,410,500

(1) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

(2) Net of proceeds of $1,888,230.

(3) Net of proceeds of $1,882,013.

(4) Net of proceeds of $3,596,975.

Page 23 of 30

Item 4.	Purpose of Transaction.

                Item 4 is hereby amended and restated in its entirety as follows:

                The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer including, with respect to SPO, by way of sales under a registration statement as described in Item 6.

                Whether the Reporting Persons purchase any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by him or under his control. In addition, each Reporting Person may from time to time enter into swap or other derivative transactions with respect to his investment in the Shares or other securities of the Issuer.

                Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 219,014,803 total outstanding shares of Common Stock, as reported to SPO Partners & Co. in a letter, dated June 23, 2003, from the Issuer.

                SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 24,227,663 Shares, which constitutes approximately 11.1% of the outstanding Shares.

                SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 24,227,663 Shares, which constitutes approximately 11.1% of the outstanding Shares.

                SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,847,300 Shares, which constitutes approximately 1.3% of the outstanding Shares.

                SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,300 Shares, which constitutes approximately 1.3% of the outstanding Shares.

                SPO Advisory Corp.

              Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,074,963 Shares in the aggregate, which constitutes approximately 12.4% of the outstanding Shares.

                CLP

              The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 339,800 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                O Foundation

              The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 400,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                Scully Trust

              Individually, and because of its position as the sole general partner of of CLP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,002,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                PS Foundation

              The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,705,900 Shares, which constitutes approximately 1.2% of the outstanding Shares.

                JHS

              Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for Scully Trust, which serves as the sole general partner of CLP, and controlling person, sole director and officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 31,675,863 Shares, which constitutes approximately 14.5% of the outstanding Shares.

Page 24 of 30

                WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp. and O Foundation, sole general partner of Oberndorf Family Partners, and trustee of the William and Susan Oberndorf Trust, dated 10/15/98, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,049,963 Shares in the aggregate, which constitutes approximately 13.3% of the outstanding Shares.

                WJP

              Individually and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,089,963 Shares in the aggregate, which constitutes approximately 12.4% of the outstanding Shares.

                DMK

              The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,200 Shares, which constitutes less than 0.1% of the outstanding Shares.

                EHM

              The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

                KCM

              The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BS

              The aggregate number of shares that BS owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

                VS

              The aggregate number of shares that VS owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BJW

              The aggregate number of shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                MBY

              The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                OFP

              The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 350,000, which constitutes approximately 0.2% of the outstanding Shares.

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,227,663 Shares.

Page 25 of 30

                SPO Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,227,663 Shares.

                SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,847,300 Shares.

                SF Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,847,300 Shares.

                SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,074,963 Shares in the aggregate.

                CLP

              Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares.

                O Foundation

              Acting through its controlling persons, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares.

                Scully Trust

              Acting through its trustees and in its capacity as the sole general partner of CLP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares in the aggregate. Acting through its trustees, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 662,400 Shares in the aggregate.

                PS Foundation

              Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,705,900 Shares.

                JHS

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 27,074,963 Shares held by SPO and SFP in the aggregate. Because of his positions as a trustee for Scully Trust, which serves as the sole general partner of CLP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,002,200 Shares held by CLP and Scully Trust in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 892,800 Shares held in the John H. Scully Individual Retirement Account, a self-directed individual retirement account, and 2,705,900 shares held by the PS Foundation, for which JHS is the controlling person, sole director and officer.

                WEO

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 27,074,963 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 150,000 Shares held in the William and Susan Oberndorf Trust, dated 10/15/98 and 400,000 Shares held by O Foundation. Individually, and because of his position as the sole general partner of OFP, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 350,000 shares held by OFP, 1,025,000 Shares held in Mr. Oberndorf’s Individual Retirement Accounts, which are self directed, and 50,000 Shares owned by his minor children.

Page 26 of 30

                WJP

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 27,074,963 Shares held by SPO and SFP in the aggregate. Individually, WJP has the power to vote or to directly vote and to dispose or direct the disposition of 15,000 Shares.

                DMK

              DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,200 Shares.

                EHM

              EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,500 Shares.

                KCM

              KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

                BS

               BS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 14,900 Shares.

                VS

               VS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 11,000 Shares.

                BJW

               BJW has the sole power to vote or to direct the vote and to dispose or direct the disposition of 18,000 Shares.

                MBY

              MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,000 Shares.

                OFP

              OFP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 350,000 Shares.

                (c) Since the most recent filing on Schedule 13D, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange (“NYSE”) as set forth on Schedule I attached hereto. Additionally, on June 24, 2003, SPO Partners II, L.P. purchased 4,900,000 Shares from Bell Atlantic Mobile, Inc. at a price of $7.40 per Share in a privately negotiated transaction that closed in New York, New York.

              Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

              (e) Not applicable.

Page 27 of 30

Item 6.	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

                Item 6 is hereby amended and restated in its entirety as follows:

                SPO entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Bell Atlantic Mobile, Inc. (“Bell Atlantic”) on June 24, 2003 (the “Purchase Agreement”), to purchase 4,900,000 Shares, as reported in Item 5(c) of this Amendment No. 5 (the “Purchased Shares”), from Bell Atlantic. Pursuant to the Purchase Agreement, Bell Atlantic agreed to assign and transfer to SPO all of Bell Atlantic’s rights related to the Purchased Shares under, and in accordance with the terms of, a registration rights agreement effective as of December 8, 1998, as amended by a letter agreement dated May 1, 2003, among Bell Atlantic, Crown Atlantic Holding Company LLC, CCA Investment Corp. and the Issuer (the “Rights Agreement”). In connection with the Purchase Agreement, the Issuer executed and delivered an acknowledgment to a side letter dated June 24, 2003, pursuant to which the Issuer agreed and acknowledged that the Purchased Shares are “Registrable Securities” for purposes of the Rights Agreement and that the rights of Bell Atlantic under the Rights Agreement would inure to the benefit of SPO in accordance with its provisions. Under the Rights Agreement and subject to the terms and conditions contained therein, if the Issuer at any time proposes to register any of its securities under the Securities Act, SPO has the right to request that the Issuer include any of the Purchased Shares in the securities to be covered by such registration statement. In addition, SPO has the right, at any time, to request that the Issuer file a registration statement on Form S-3 or any other successor form thereto for a public offering of all or any portion of the Purchased Shares, so long as the Issuer is entitled to use such form to register such Shares.

                Pursuant to the Purchase Agreement, Bell Atlantic agreed to instruct the Issuer to include SPO as a selling stockholder in a registration statement to be filed by the Issuer with the Securities and Exchange Commission on Form S-3 to cover shares of common stock of the Issuer retained by Bell Atlantic, and to include the Purchased Shares in such registration statement. In connection with this agreement, SPO agreed that it would not sell or otherwise dispose of any or all of the Purchased Shares prior to either (i) the date that Bell Atlantic sells all of the shares of common stock of the Issuer owned by Bell Atlantic and included for registration in such registration statement or (ii) December 1, 2003, whichever is earlier.

                Except as set forth herein and in the Exhibits filed herewith or with the Original Schedule 13D or Amendment No. 1 to Schedule 13D, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Document Description
A	Agreement pursuant to Rule 13d-1(k)(1)(iii)
1	Securities Purchase Agreement, dated June 24, 2003, between Bell Atlantic Mobile, Inc. and SPO Partners II, L.P.
2	Letter Agreement, dated June 24, 2003, between Bell Atlantic Mobile, Inc. and SPO Partners II, L.P.
3	Exhibit 9.8 to the Formation Agreement of Crown Castle International corp., dated as of December 8, 1998, by and among Cellco Partnership, d/b/a/ Bell Atlantic Mobile, the Transferring Partnerships, Crown Castle International Corp. and CCA Investment Corp. (such Exhibit 9.8 referred to herein as the “Rights Agreement”)

4	Letter Agreement, dated May 1, 2003, between Bell Atlantic Mobile, Inc., Crown Atlantic Holding Company LLC, CCA Investment Corp. and Crown Castle International Corp. amending the Rights Agreement

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 25, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
OBERNDORF FOUNDATION (1)
THE JOHN AND IRENE SCULLY TRUST,
      DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
WILLIAM E. OBERNDORF (1)
DAVID M. KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
MICHAEL B. YUEN (1)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 5

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
SPO Partners II, L.P.	03/05/03	Buy	870,000	4.49	Open Market/Broker
San Francisco Partners, L.P.	03/05/03	Buy	130,000	4.49	Open Market/Broker
John H. Scully	05/19/03	Buy	110,900	7.34	Open Market/Broker
Brian Scully	05/19/03	Buy	11,500	7.34	Open Market/Broker
Vincent Scully	05/19/03	Buy	7,600	7.34	Open Market/Broker
John H. Scully	05/20/03	Buy	198,300	7.36	Open Market/Broker
Phoebe Snow Foundation	05/20/03	Buy	31,700	7.36	Open Market/Broker
Phoebe Snow Foundation	05/28/03	Buy	150,000	7.86	Open Market/Broker

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
1	Securities Purchase Agreement, dated June 24, 2003, between Bell Atlantic Mobile, Inc. and SPO Partners II, L.P.
2	Letter Agreement, dated June 24, 2003, between Bell Atlantic Mobile, Inc. and SPO Partners II, L.P.
3	Exhibit 9.8 to the Formation Agreement of Crown Castle International Corp., dated as of December 8, 1988, by and among Cellco Partnership, d/b/a/ Bell Atlantic Mobile, the Transferring Partnerships, Crown Castle International Corp. and CCA Investment Corp. (such Exhibit 9.8 referred to herein as the “Rights Agreement”)

4	Letter Agreement, dated May 1, 2003, between Bell Atlantic Mobile, Inc., Crown Atlantic Holding Company LLC, CCA Investment Corp., and Crown Castle International Corp. amending the Rights Agreement

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: June 25, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
OBERNDORF FOUNDATION (1)
THE JOHN AND IRENE SCULLY TRUST,
      DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
DAVID KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
MICHAEL B. YUEN (1)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.